     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           BANKATLANTIC BANCORP, INC.
                              (Name of the Issuer)

                           BANKATLANTIC BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                                   065908105
                      (CUSIP Number of Class of Securities)

                                  ALAN B. LEVAN
                             CHIEF EXECUTIVE OFFICER
                           BANKATLANTIC BANCORP, INC.
                           1750 EAST SUNRISE BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33304
                                 (954) 760-5000

  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                             ALISON W. MILLER, ESQ.
            STEARNS WEAVER MILLER WEISSLER ALHADEFF & SITTERSON, P.A.
                       150 WEST FLAGLER STREET, SUITE 2200
                              MIAMI, FLORIDA 33130

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

---------------------------- ----------------------------------

   TRANSACTION VALUATION*           AMOUNT OF FILING FEE
---------------------------- ----------------------------------

         $39,581,160                     $7,916.23
---------------------------- ----------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,596,860 shares of Class B Common Stock of BankAtlantic Bancorp, Inc. (which includes 4,954,022 currently outstanding shares of Class B Common Stock and 1,642,838 Options to acquire Class B Common Stock) at $6.00 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the proxy statement.

[ ] Check the box if any part of the fee is offset as provided by
Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:

                  --------------------------------------------------------------
         2)       Form or Registration No.:


                  --------------------------------------------------------------
         3)       Filing Party:


                  --------------------------------------------------------------
         4)       Date Filed:


                  --------------------------------------------------------------



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


                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13e-3 is being filed by BankAtlantic Bancorp, Inc., a Florida corporation (the "Company"), the issuer of the class of equity securities that is the subject of the transaction pursuant to Section 13(e) of the Securities and Exchange Commission Act of 1934, as amended, and Rule 13e-3 thereunder, for the sole purpose of effecting the merger of BBC Sub, Inc., the Company's wholly-owned subsidiary, with and into the Company (the "Merger").

ITEM 1.       SUMMARY TERM SHEET.

              The information set forth in the "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2.       SUBJECT COMPANY INFORMATION.

      (a) The information set forth on the "Cover Page" and under the caption "Where You Can Find More Information" in the Proxy Statement is incorporated herein by reference.

      (b) The information set forth on the "Cover Page" and under the caption "Special Factors--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

      (c) The information set forth under the caption "Market Price Information; Dividends" in the Proxy Statement is incorporated herein by reference.

      (d) The information set forth under the caption "Market Price Information; Dividends" in the Proxy Statement is incorporated herein by reference.

      (e)     Not applicable.

      (f) The Company, in connection with buying back its treasury stock, has purchased shares of the Class B Common Stock during the past two years. The amount of securities purchased, the range of prices paid and the average purchase price for each quarter during the past two years is set forth below:


                                                    AMOUNT OF                                      AVERAGE
QUARTER                                       SECURITIES PURCHASED      RANGE OF PRICES        PURCHASE PRICE
------------------------------------------------------------------------------------------------------------------
Year Ending December 31, 2000
2nd Quarter.................................         132,500              $5.9375-6.00              $5.98
1st Quarter.................................         512,500               $5.75-6.00               $5.92

Year Ended December 31, 1999
4th Quarter.................................           --                      --                    --
3rd Quarter.................................         221,345               $6.57-7.93               $7.07
2nd Quarter.................................           --                      --                    --
1st Quarter.................................           --                      --                    --

Year Ended December 31, 1998
4th Quarter.................................         35,650                  $5.98                  $5.98
3rd Quarter.................................           --                      --                    --
2nd Quarter.................................         500,250              $10.87-13.42             $12.39
1st Quarter ................................         349,025              $12.61-13.03             $12.73

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The information set forth on the "Cover Page" and under the caption "Where You Can Find More Information" in the Proxy Statement is incorporated herein by reference.

      (b)     Not applicable.

      (c)     Not applicable.

ITEM 4.       TERMS OF THE TRANSACTION.

      (a)(i) The information set forth on the "Cover Page" and under the captions "Summary" and "Special Factors--Background of the Merger--Reasons for the Merger; Recommendation of the Special Committee and Board of Director" in the Proxy Statement is incorporated herein by reference.

         (ii) The information set forth on the "Cover Page" and under the caption "Special Factors--Background of Merger" in the Proxy Statement is incorporated herein by reference.

         (iii) The information set forth under the caption "Special Factors--Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

         (iv) The information set forth on the "Cover Page" and under the caption "Information Concerning the Special Meeting" in the Proxy Statement is incorporated herein by reference.

         (v) The information set forth under the caption "Description of Capital Stock--Common Stock" in the Proxy Statement is incorporated herein by reference.

         (vi)   The information set forth under the caption "The
                Merger--Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

         (vii) The information set forth under the caption "Special Factors--Material Federal Income Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference.

      (c) The information set forth under the caption "Special Factors--Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

      (d) The information set forth under the captions "Where You Can Find More Information" and "Special Factors--Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

      (e)       None.

      (f)       Not applicable.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a)       Not applicable.

      (b)       Not applicable.

      (c)       Not applicable.

      (e) Not applicable. The Company may, from time to time in the ordinary course of its business, issue stock options and restrict stock awards to its directors, officers and employees.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) The information set forth on the "Cover Page" in the Proxy Statement is incorporated herein by reference.

      (c)(1) The information set forth under the caption "The Merger" in the Proxy Statement is incorporated herein by reference.

         (2)  Not applicable.

         (3) The information set forth under the caption "Risk Factors -- The Proposed Transaction will Increase Our Leverage" in the Proxy Statement is incorporated herein by reference.

         (4)  Not applicable.

         (5)  Not applicable.

         (6) The information set forth under the captions "Summary -- Certain Effects of the Merger" and "The Merger -- Conversion of Common Stock" in the Proxy Statement is incorporated herein by reference.

         (7)  Not applicable.

         (8)  Not applicable.

ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a) The information set forth under the caption "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

      (b) The information set forth under the caption "Special Factors -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

      (c) The information set forth under the caption "Special Factors -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

      (d) The information set forth under the captions "Summary -- What You Will Receive in the Merger," "Special Factors -- Background of the Merger -- Interests of Certain Persons in the Merger; Conflicts of Interest -- Conduct of the Company's Business if the Merger is Not Completed -Material Federal Income Tax Consequences of the Merger," "The Merger -- Conversion of Common Stock -- Treatment of Options and Convertible Securities -- Management After the Merger" and "Selected Pro Forma Consolidated Financial Data of BankAtlantic Bancorp, Inc. and Subsidiaries in the Proxy Statement is incorporated herein by reference."

ITEM 8.       FAIRNESS OF THE TRANSACTION.

      (a)-(b) The information set forth under the captions "Special Factors -- Background of the Merger -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors -- Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.

      (c) The information set forth on the "Cover Page" and "Summary Term Sheet -- What Shareholder Vote is Required to Approve the Merger Agreement?" and under the captions "Summary -- Vote Required for the Merger; Certain Shares Voting in Favor of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors in the Proxy Statement is incorporated herein by reference."

      (d) The Special Committee retained independent unaffiliated representation to act on behalf of the unaffiliated security holders. See "Special Factors -- Background of the
              Merger -- Fairness Opinion of Keefe Bruyette & Woods." The Special Committee also retained independent legal counsel.

      (e) The information set forth under the caption "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

      (f)     Not applicable.

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

    (a) The information set forth under the caption "Special Factors -- Background of the Merger -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors -- Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.

    (b)(1-3) The information set forth under the captions "Summary -- Opinions of Financial Advisors" and "Special Factors -- Background of the Merger -- Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.

        (4) The information set forth under the caption "Special Factors -- Fees and Expenses of the Mergers; Sources of Funds" in the Proxy Statement is incorporated herein by reference.

        (5) The information set forth under the caption "Special Factors -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

        (6) The information set forth under the captions "Special Factors -- Background of the Merger -- Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.

    (c) The fairness opinions of Keefe Bruyette & Woods and Lehman Brothers have been included as appendices to the Proxy Statement.

ITEM 10.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth under the caption "Special Factors -- Fees and Expenses of the Merger; Sources of Funds" in the Proxy Statement is incorporated herein by reference. There are no alternative financing arrangements or plans in the event the primary financing plan falls through.

    (d) The information set forth under the caption "Risk Factors -- The Proposed Transaction Will Increase Our Leverage" in the Proxy Statement is incorporated herein by reference.

ITEM 11.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth under the captions "Summary -- Vote Required for the Merger; Certain Shares Voting in Favor of the Merger and Security Ownership of Certain Beneficial Ownership and Management" in the Proxy Statement is incorporated herein by reference.

      (b) During the 60 day period prior to the date of this initial filing with the Securities and Exchange Commission, the following transactions (by settlement date) were made regarding the Class B Common Stock:



                                                     AMOUNT OF
PERSON                             DATE             CLASS B SHARES          PRICE PER SHARE           BROKER
------                             ----             --------------          ---------------           ------

BankAtlantic Bancorp, Inc.        3/24/00                7,500                   5.750             Bear Stearns

                                  3/27/00               50,000                   5.875             Bear Stearns

                                  3/29/00               20,000                   5.9375            Bear Stearns

                                  3/30/00                5,000                   5.9375            Bear Stearns

                                  3/31/00               45,000                    6.00             Bear Stearns

                                  4/03/00               20,000                    6.00             Bear Stearns

                                  4/04/00               12,500                    6.00             Bear Stearns

                                  4/05/00               40,000                  5.9375             Bear Stearns

                                  4/06/00               20,000                    6.00             Bear Stearns

                                  4/07/00               20,000                    6.00             Bear Stearns

                                  4/10/00               20,000                    6.00             Bear Stearns



ITEM 12.      THE SOLICITATION OR RECOMMENDATION.

      (d) The information set forth under the captions "Special Factors -- Background of the Merger -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

      (e) The information set forth under the caption "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 13.      FINANCIAL STATEMENTS.

      (a) The information set forth under the caption "Selected Consolidated Financial Data" in the Proxy Statement is incorporated herein by reference.

      (b) The information set forth under the caption "Selected Pro Forma Consolidated Financial Data of BankAtlantic Bancorp, Inc. and Subsidiaries" in the Proxy Statement is incorporated herein by reference.

ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)     Not applicable.

      (b)     Not applicable.

ITEM 15.      ADDITIONAL INFORMATION.

              The information set forth in the Proxy Statement and Appendices thereto is incorporated herein by reference in its entirety.

ITEM 16.      EXHIBITS.

      (a) (1) Form of Proxy Statement.

          (2) Form of Proxy Card (attached as Appendix E to the Proxy Statement filed hereto).

          (3) Letter of Transmittal.*

      (b) Indenture with respect to the Company's Subordinated Investment Notes (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 20, 1999).

      (c) (1) Opinion of Keefe, Bruyette & Woods, dated March 31, 2000 (attached as Appendix B to the Proxy Statement filed hereto).

          (2) Opinion of Lehman Brothers, dated January 13, 2000 (attached as Appendix C to the Proxy Statement filed hereto).

      (d) Agreement and Plan of Merger, dated as of January 13, 2000, by and among BankAtlantic Bancorp, Inc. and BBC Sub, Inc. (attached as Appendix A to the Proxy Statement filed hereto).

      (f) Dissenters Rights under Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporations Act (attached as Appendix D to the Proxy Statement filed hereto).

      (g)     Not applicable.

      ------------------
      * To Be Filed By Amendment

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BANK ATLANTIC BANCORP, INC.

                                    By: /s/ Alan B. Levan
                                        -------------------------------------
                                    Name: Alan B. Levan
                                         ------------------------------------

                                    Title: Chairman & Chief Executive Officer
                                         ------------------------------------

                                    Date: April 7, 2000
                                         ----------------------

                                  EXHIBIT INDEX

(a) (1)  Form of Proxy Statement.

    (2) Form of Proxy Card (attached as Appendix E to the Proxy Statement filed hereto).

    (3)  Letter of Transmittal.*

(b) Indenture with respect to the Company's Subordinated Investment Notes (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 20, 1999).

(c) (1) Opinion of Keefe, Bruyette & Woods, dated March 31, 2000 (attached as Appendix B to the Proxy Statement filed hereto).

    (2) Opinion of Lehman Brothers, dated January 13, 2000 (attached as Appendix C to the Proxy Statement filed hereto).

(d) Agreement and Plan of Merger, dated as of January 13, 2000, by and among BankAtlantic Bancorp, Inc. and BBC Sub, Inc. (attached as Appendix A to the Proxy Statement filed hereto).

(f) Dissenters Rights under Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporations Act (attached as Appendix D to the Proxy Statement filed hereto).

(g)      Not applicable.

--------------
* To Be Filed By Amendment